

February 15, 2011

Mr. Michael A. Smerklo
Chief Executive Officer
ServiceSource International, LLC
634 Second Street
San Francisco, California 94107

> **Re:**   **ServiceSource International, LLC**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed January 28, 2011**
> **File No. 333-171271**

Dear Mr. Smerklo:

We have reviewed your letter dated January 28, 2011 responding to our comment letter dated January 18, 2011 and your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 1

1. We reviewed your response to comment four in our letter dated January 18, 2011 and the related revised disclosure in your prospectus summary. To provide investors with transparency and context for your revenue disclosure in the first full paragraph on page 2 as well as your summary consolidated financial data, please disclose in your prospectus summary the percentage and dollar amount of your revenue attributable to Sun Microsystems for all periods presented with corresponding disclosure of the recent loss of this customer. Please provide similar disclosure at the bottom of page 39.

2. We reviewed your responses to comments six, seven and 17 in our letter dated January 18, 2011 regarding your service revenue opportunity under management metric. We understand from your response that you will be providing disclosure of your actual value of qualified end customer contracts delivered to the company in 2009 and 2010 in your

next amendment. We may have further comment on your service revenue under management metric, your actual value of qualified end customer contracts or other key business metrics once we have had an opportunity to review your complete disclosure regarding these metrics.

3. Please disclose that you have not presented your service revenue opportunity under management metric for each of the periods presented because you have "over time revised [your] methodology and tracking of the inputs used in this metric and, due to these revisions, [are] unable to determine now what [your] forward-looking service revenue opportunity under management would have been at the end of 2008 and 2009 on the same basis as the current metric." With a view toward disclosure, please also tell us how you have revised your methodology and input tracking for this metric and whether these revisions have resulted in a relative increase or a relative decrease in your service revenue opportunity under management metric.

Management's Discussion and Analysis of Financial Condition and Results of …, page 39

Key Business Metrics, page 40

Renewal Rates, page 41

4. Please note that you are responsible for the entire content of the registration statement and cannot include language that can be interpreted as a disclaimer of the information contained in the filing. Accordingly, please revise your disclosure in the last paragraph under this heading.

Implementation Cycle, page 43

5. With a view toward disclosure, please provide us with the following information:

- the contribution margins in 2008 and 2009 for the referenced group of new customers in 2007;

- the contribution margins in 2008, 2009 and 2010 for new customers in 2008;

- the contribution margins in 2009 and 2010 for new customers in 2009; and

- the contribution margin in 2010 for new customers in 2010.

Part II, page II-1

Item 16. Exhibits and Financial Statement Schedules, page II-2

6. We reviewed your response to comment 37 in our letter dated January 18, 2011 and, in particular, your response that you have omitted certain exhibits that you believe are not material to investors because such exhibits provide no information with respect to the terms or conditions of the transactions and we reissue that comment.

       You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or Andrew Mew, Accounting Branch Chief, at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Ramin Olson, Staff Attorney, at (202) 551-3331, Catherine Brown, Staff Attorney, at (202) 551-3513, or me at (202) 551-3720 with any other questions you may have.

                                  Sincerely,

                                  /s/ Catherine T. Brown for

                                  H. Christopher Owings
                                  Assistant Director

cc: Tony Jeffries, Esq.
         Wilson Sonsini Goodrich & Rosati, P.C.